NEWS RELEASE

Craigavon, Northern Ireland/Rockaway, NJ	11 November 2003

Galen Holdings PLC

Results for the fourth quarter and full year ended 30 September 2003

Craigavon, Northern Ireland/Rockaway, New Jersey, USA - 11 November 2003: Galen Holdings PLC ("Galen") (LSE: GAL.L, Nasdaq: GALN), announces its results for the quarter and full year ended 30 September 2003.

Financial Highlights for the year
	Year ended 30 September 2003 ($ m)	Year ended 30 September 2002 ($ m)	Change (%)
Revenues
- Products	432	235	84%
- Services (Discontinued)	-	61	-
Total revenues	432	296	46%

Operating profit (1)

- Products	187	95	97%
- Services (Discontinued)	-	10	-
Total operating profit	187	105	79%
Statutory operating profit	125	64	95%
	Cents	Cents
Adjusted earnings per share (2)	85.2	47.8	78%
Statutory earnings per share	51.2	73.4(2)	-30%

1 Operating profit and adjusted earnings per share, which are the primary performance measures used by management, are presented after excluding amortisation of intangibles, goodwill and before exceptional item. Reconciliations of statutory and adjusted items are given in the profit and loss account and Note 2 to the results.

2 Includes the exceptional profit on the sale of our pharmaceuticals services business in 2002.

* Earnings per ordinary share, before amortisation of goodwill, intangible assets and exceptional items, (including the gain on the sale of our Pharmaceutical Services business during 2002), increased to 85.2 cents, up 78% over the prior year.

* Operating profit, before amortisation of goodwill and intangibles, rose to $187.0 million compared to $104.5 million in the prior year, an increase of 79%.

* The results of the prior year include the Pharmaceutical Services business, which was sold in the year ended 30 September 2002.

* Total pharmaceutical product revenues increased by 84% to $432.3 million from $235.2 million reflecting strong underlying organic growth of 27% as well as the addition of Sarafem (R), the US sales and marketing rights of which were acquired from Eli Lilly and Company in January 2003, and the addition of three products from Pfizer Inc., Estrostep (R), Loestrin (R) and femhrt (R), acquired in March and April 2003 (see page 4 for breakdown).

* During the year, the Company invested approximately $650 million acquiring products and product rights. These transactions were financed through a combination of existing cash reserves and senior debt. The Company generated $208 million in cash from operations and ended the year with $253.3 million in net debt.

* The Board has recommended the payment of a final dividend of 2.4p per ordinary share. This equates to a total dividend for the year of 3.6p, an increase of 20% over the previous year.

Business Highlights for the year

* Purchased the US sales and marketing rights to Sarafem (R), which is indicated for the treatment of pre-menstrual dysphoric disorder (PMDD), from Eli Lilly and Company for approximately $295 million in December 2002.

* Acquired oral contraceptives Estrostep (R) and Loestrin (R) and the combined estrogen-progestogen therapy femhrt (R) from Pfizer Inc. for approximately $359 million in March and April 2003.

* Received FDA approval for Femring (R) in March 2003 and launched the product in June 2003.

* Entered into an agreement with Bristol-Myers Squibb Company for the co-promotion of and option to purchase BMS's US Dovonex (R) business in April.

* Entered into a development agreement and license agreement with LEO Pharma for Dovobet (R) in April.

* Initiated the deployment of a second salesforce, the 185 person Warner Chilcott Specialty salesforce.

* Signed letters of intent with Barr Laboratories Inc. in September to resolve outstanding patent challenges on Estrostep (R) and femhrt (R), license the existing US and Canadian Loestrin (R) business to Barr, and obtain an option to license the generic Ovcon (R) ANDA from Barr.

Commenting on the results, Roger Boissonneault, Chief Executive said:

"The past year established Galen's pharmaceutical products business as the focus of the company. We have significantly strengthened our US presence through the execution of our growth strategy, to continue organic growth, new product development and selective acquisitions. Galen is well positioned to execute its growth strategy into "04" and beyond".

For further information, please contact:

Galen Holdings PLC
David G. Kelly	Today:	+ 44 (0) 207 831 3113
	Thereafter:	+ 44 (0) 28 3833 4974
Financial Dynamics
Andrew Dowler / Francetta Carr	Tel:	+ 44 (0) 20 7831 3113

For further information on Galen visit: www galenplc com

An analyst presentation will take place at 9.30am (GMT) today at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2. A conference call will also take place at 2pm (GMT) today. Please call Mo Noonan on 020 7269 7116 for further details.

Note:

Forward looking statements in this report, including, without limitation, statements relating to Galen's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Galen to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. These factors include, among others, the following: Galen's ability to manage its growth, government regulation affecting the development, manufacture, marketing and sale of pharmaceutical products, customer acceptance of new products, competitive factors in the industries in which Galen operates, the loss of key senior management or scientific staff, exchange rate fluctuations, general economic and business conditions, and other factors described in filings of Galen with the SEC. Galen undertakes no obligation to publicly update or revise any forward looking statement, whether as a result of new information, future events or otherwise.Commentary on the results for the fourth quarter and full year ended 30 September 2003

Sales & Marketing

The Group achieved significant growth in each of its key pharmaceutical products as illustrated by the table below.

PRODUCTS	Q4 2003 $M's	FY 2003 $M's	YOY Growth %
Oral Contraception
Ovcon (R)	17.3	58.6	29%
Estrostep (R)	15.2	26.5	N/A
Loestrin (R)	18.2	34.9	N/A
HRT
Estrace Cream (R)	12.2	44.8	23%
femhrt (R)	13.4	22.6	N/A
Femring (R)	0.6	2.3	N/A
Estrace Tablets (R)	3.5	22.5	10%
Dermatology
Doryx (R)	10.3	54.1	28%
PMDD
Sarafem (R)	22.6	59.9	N/A
Other
U.S.	6.5	31.5	9%
U.K. & INTL.	18.9	74.6	20%
Total	138.7	432.3	84%

For the year ended 30 September 2003 total products sales were $432.3 million compared to $235.2 million in the prior year, an increase of 84%. For the quarter ended 30 September 2003 total product sales were $138.7 million, an increase of 127% over the same quarter last year. This significant growth was driven largely by the addition of recently acquired products which were not included in the comparable sales numbers for last year, as can be seen in the above table. However, revenues also grew strongly for existing products promoted by our salesforce for which the comparable quarter's sales are available, i.e. Ovcon (R), Estrace (R) Cream and Doryx (R), which showed combined growth of 27% over the same quarter last year.

With regard to those products acquired during our fiscal year 2003, their impact can now be seen on the results of the group. Sarafem (R), Estrostep (R) and femhrt (R) all performed well in the quarter with sales of $22.6, $15.2 and $13.4 million respectively. This was the first quarter when we recorded a full quarter's sales of femhrt (R), our combined estrogen-progestogen therapy product acquired from Pfizer in mid April 2003.

In June we launched Femring (R), our vaginal ring for estrogen therapy. We had initial stocking orders of approximately $1.7 million for this product and recorded sales of $0.6 million for this product in the quarter.

Doryx (R) recorded sales of $10.3 million in the quarter, lower, as expected, than other quarters in the year, as seasonal demand for acne treatments typically declines during the summer months.

We now have our expanded salesforce largely in place. We have taken steps to establish both our salesforces at approximately 185 persons, which we believe is an optimum size. Our new Warner Chilcott Specialty salesforce is promoting Estrostep (R) and Sarafem (R) to OB/GYNs and is also responsible for the promotion of our dermatology products, Dovonex (R) and Doryx (R). We do not record any sales of Dovonex (R), our treatment for mild to moderate psoriasis which we promote on behalf of Bristol Myers Squibb, but we estimate in-market sales for the period of our fiscal year were approximately $121 million.

Margins

The gross margin for the year was 82.2% compared to 69.6% for the prior year. The gross margin for the quarter was 85.0% compared to 70.5% for the same period last year. This improvement is largely attributable to the disposal of the lower margin services businesses during the last financial year and as a result of a greater proportion of our sales being generated from our US business.

Selling, General and Administrative expenses (S, G and A) were $139.5 million for the full year and $44.4 million in the quarter, compared to $81.4 million and $8.2 million in the prior year. This increase is due primarily to increased selling, advertising and promotion costs being incurred as we expand our salesforce and increase spending on promoting our broadened product offering. It is also worth noting that in the fourth quarter of 2002, we netted off realised exchange gains arising on the repayment of borrowings against our S, G and A expenses, thus depressing last year's figure.

Operating profit, before amortisation of goodwill and intangibles, was $187.0 million (43.3% margin) for the full year and $65.5 million (47.2%) for the quarter compared to $104.6 million (35.3%) and $31.8 million (49.3% margin) in the same quarter last year. If one excludes the impact of the exchange gains last year it is apparent that the Company continues to increase its operating margins as it adopts the pharmaceutical products model.

Statutory operating profit for the year was $124.9 million (28.9% margin) compared to $64.1 million (21.6% margin) in 2002, an increase of 94.9%. Statutory operating profit includes amortisation of intangibles and goodwill.

Research & Development

Total research and development costs were $28.7 million for the year and $7.9 million for the quarter, compared to $20.6 million and $5.4 million respectively in the same periods last year. This increase of 39.5% year on year reflects our ongoing investment in our development pipeline.

During the quarter, we completed work on the New Drug Application (NDA) for our oral estradiol acetate product (Femtrace (R)), for the treatment of the symptoms of menopause. We submitted the NDA in mid-October. We continue in Phase III clinicals for our vaginal ring containing metronidazole (MetroRing (TM)), for the treatment of bacterial vaginosis, and we aim to submit the NDA in calendar 2004. We expect the NDA submission for our Doryx (R) line extension to take place in the first half of calendar 2004. Approval of the NDA for the new Ovcon (R) product is expected prior to the end of calendar year 2003.

Liquidity

Cash generated from operations during the year was $207.8 million. Cash generated from operations during the quarter was $70.7 million. During the quarter we made the first $51.7 million repayment on our $350 million senior loan. Cash on hand at 30 September 2003 was $89.1 million and net debt was $253.3 million.

Chairman and Chief Executive Officer's statement

Letter to Shareholders

The year ended 30 September 2003 has been one of outstanding success at Galen Holdings PLC, with continued excellent financial performance. We have consistently delivered impressive year on year growth since our IPO in 1997. Since the acquisition of Warner Chilcott in September 2000, your directors have successfully transformed the business into a specialty pharmaceutical company principally focused on the women's healthcare and dermatology markets in the United States. Our relentless focus on implementation of our strategy to continue organic growth of our pharmaceutical business, develop new proprietary products and acquire products that complement and strengthen our existing product range has positioned our business well for the future.

Financial Overview

Galen achieved record revenues of $ 432.3 million, a 45.8% increase over the $296.5 million recorded for the prior year. The 2002 revenues include $61.3 million from the divested services businesses. Pharmaceutical product revenue growth year on year was an outstanding 83.8%. Of our total revenues, 83% are now generated from activities in the United States. Earnings per share before amortisation of goodwill and intangible assets and exceptional items rose by 78.2% to 85.2 cents. Statutory earnings per share decreased by 30.2% to 51.2 cents reflecting in particular the exceptional gain on disposal of the Pharmaceutical Services business in 2002.

Gross profit increased to $355.1 million from $206.6 million in the prior year, notwithstanding the sale of our pharmaceutical services businesses, and reflects continued strong growth in our U.S. business where margins are greater. Our gross profit margin has now risen to 82.2% for the year.

Operating profit before amortisation of goodwill and intangible assets grew from $104.6 million to $187.0 million, an increase of 78.8% over 2002. On a like for like basis, excluding the divested services businesses, our operating profit before amortisation rose by 97.4%. Our operating margin for the year was 43.3%, an increase from the 35.3% recorded in last year's results. Our statutory operating profit grew from $64.1 million to $124.9 million, an increase of 94.9% over 2002 with an operating margin of 28.9% compared to 21.6% in 2002. Research and development costs increased to $28.7 million as the development of our product pipeline gained momentum and increased 39.5% from the previous year. S, G and A costs rose to $139.5 million this year, attributable to launch costs of Femring (R) and additional salesforce hired to support the larger product range we now promote. For the year we generated cash of $207.8 million from our operations, up from $93.4 million last year.

These excellent financial results reflect the strength and continued growth of our underlying business and have encouraged your Board to recommend payment of a final dividend of 2.4p per ordinary share, which represents a total for the year of 3.6p, a 20% increase over the 3.0p declared for the previous year. The final dividend of 2.4p will be paid on 26 February 2004 to shareholders on the register on 23 January 2004.

Corporate Activity

Galen is committed to continued growth in its rapidly expanding US pharmaceutical business, which is built around the sales and marketing capabilities of Warner Chilcott. Last year, we divested our pharmaceutical services businesses to free up resources for our ambitious growth plans in the US pharmaceutical sector. These divestitures raised approximately $235 million in the 2002 financial year.

During the year ended 30 September 2003, the Company completed two major product acquisitions in the women's healthcare category and negotiated a major strategic alliance in dermatology. Your directors believe that the impact of these activities has greatly enhanced the Company's opportunities for growth.

In January 2003, we completed the acquisition of the US sales and marketing rights for Sarafem (R) from Eli Lilly and Company. Sarafem (R) (fluoxetine hydrochloride) is a prescription treatment for pre-menstrual dysphoric disorder (PMDD), a severe form of pre-menstrual syndrome, and was the first FDA-approved product for this condition. Launched by Lilly in 2000, Sarafem (R) had revenues of approximately $80 million in the calendar year 2002. The cash consideration for this transaction was approximately $295 million.

In March 2003, we acquired the oral contraceptives Loestrin (R) and Estrostep (R) and in April an oral continuous estrogen-progestogen therapy, femhrt (R), from Pfizer, Inc. The total consideration for the transaction was approximately $359.0 million, with up to a further $125 million contingent on the maintenance of market exclusivity for Estrostep (R) to 2008 and femhrt (R) to 2010. Loestrin (R) is already subject to generic competition and is not subject to contingent payments to Pfizer. Total revenues for these products in the calendar year 2002 were $228.3 million.

These acquisitions complement our existing women's healthcare franchise. Sarafem (R) represents a new non-hormonal therapy in a developing therapeutic area. Estrostep (R) and femhrt (R) were conceived by our CEO, Roger Boissonneault, whilst at Warner-Lambert Company. These products complement our existing product line and greatly strengthen our position in three important therapeutic areas in women's health.

During the year the Company has been engaged in legal proceedings against Barr Laboratories for patent infringement in respect of Estrostep (R) and femhrt (R) and Teva Pharmaceuticals USA Inc. for patent infringement in respect of Sarafem (R). In September 2003, Galen entered into letters of intent with Barr for a transaction which would include a settlement of the femhrt (R) and Estrostep (R) cases. The settlement would allow Barr to launch generic versions of those products six months prior to patent expiry. These transactions are subject to negotiation of definitive agreements, completion of due diligence and other conditions, including Hart-Scott-Rodino antitrust review. The trial in Galen's case against Teva Pharmaceuticals USA Inc. is scheduled to begin on November 12 in the United States District Court for Indiana.

On 1 April 2003 we entered into a co-promotion agreement with Bristol-Myers Squibb Company for Dovonex (R) and a development agreement with LEO Pharma A/S for Dovobet (R). This alliance represents a key milestone in the expansion of our US dermatology franchise. Dovonex (R) is a leading non-steroidal product in the treatment of psoriasis and Dovobet (R), which is a combination of the active agent in Dovonex (R) (calcipotriene) and the steroid betamethasone diproprionate, gives us access to new treatment technology through a formal relationship with one of the world's leading dermatology R&D companies. Under the terms of the agreement for Dovobet (R), Galen will pay LEO Pharma a total of $47 million by the time Dovobet (R) progresses to full FDA approval, $40 million of which is payable on approval. In the case of Dovonex (R), the term of the co-promotion agreement ends 31 December 2007 and between now and 1 January 2006, Galen has an option to purchase Bristol-Myers Squibb's US rights to the product under pre-negotiated terms; however BMS can refuse to sell its rights to Dovonex (R) prior to 1 August 2005. If Galen exercises its option on 1 August 2005 Bristol-Myers Squibb is obliged to conclude the purchase transaction by January 2006. This is an exciting development in the evolution of our US dermatology franchise and pipeline.

During this intensive period of corporate activity our balance sheet has remained robust. At 30th September 2003, net borrowings, including $48 million of high yield (12.625%) bonds inherited at the time of the Warner Chilcott acquisition, were $253.3 million. We have in place a senior debt facility of $450 million. Of this, $200 million was drawn down at 31 March 2003 to finance the acquisition of Estrostep (R) and Loestrin (R). During April 2003, an additional $150 million was utilised to complete the acquisition of femhrt (R). Cash generated during the year was $207.8 million and cash at hand on 30th September 2003 was $89.1 million. The Company continues to generate strong cashflow, complemented by the addition of the products acquired during the year.

Sales and Marketing

Our sales and marketing capabilities are the key contributor to our success. We have a proven track record of revitalising acquired products and successfully launching new products in the United States, utilising precision marketing techniques. These techniques are used to target marketing of our key branded products to high volume prescribing physicians and to employ our resources effectively with a view to maximising growth in market share for our key products.

During the past two years we have operated in the US with a salesforce of 226 persons. This has given us the reach and frequency to achieve growth for our major promoted products. Your Board took the view that our continued strong organic growth, combined with the expected impact of recent acquisitions of products and product rights (Estrostep (R), femhrt (R) and Sarafem (R)), the launch of a new product (Femring (R)) and our co-promotion agreement for Dovonex (R), necessitated a re-organisation and expansion of our salesforce. In January 2003, we commenced a programme to expand our salesforce to approximately 400 representatives organised into two teams: Warner Chilcott Women's Healthcare and Warner Chilcott Specialty. We believe that this sales organisation reflects our present promotional needs with an expanded product portfolio in both women's healthcare and dermatology.

During the year we continued to make sales gains in our core therapeutic areas. Total pharmaceutical product revenues for the period were $432.3 million representing a 83.8% increase on the previous year. Excluding the revenues for products acquired during the year, the increase in promoted U.S. product revenues over the previous period was a healthy 27%. Revenues from the United States now represent 83% of total revenues.

In women's healthcare, Galen now has products in three categories important to our target clinician, the obstetrician and gynaecologist (OBGYN): contraception, hormone therapy and premenstrual dysphoric disorder (PMDD). Our oral contraceptive Ovcon (R) continues to grow strongly, with revenues in the period of $58.6 million, up 29% over the previous year. This is an excellent platform for the launch of our new Ovcon (R) product, for which we received an approvable letter in January 2003. Estrostep (R) is a graduated estrogen oral contraceptive which is promoted by our Warner Chilcott Specialty salesforce. Since its acquisition in March 2003, Estrostep (R) has achieved revenues of $26.5 million.

In estrogen therapy, we launched Femring (R) in 2003. To capitalise on additional promotional platforms available we commenced a direct to consumer (DTC) promotional campaign in September 2003 involving the use of both television and print media. This is the first time we have supported our sales organisation in this manner and reflects the growing substance of the Company.

Although subject to generic substitution since 1996 and not actively promoted by the Company, Estrace (R) tablets remain one of the most widely prescribed oral estrogen therapy products in the United States. Revenues for Estrace (R) tablets in 2003 were $22.5 million, an increase of 10% on the previous year. Our strategic objective is to maintain market position until the launch of our proprietary second generation tablet (Femtrace (TM)) which will be promoted as an alternative to Estrace (R) tablets. The NDA for Femtrace (TM) was submitted to the FDA on October 14, 2003. Estrace (R) cream, which is indicated for local treatment of the local symptoms of menopause, such as vaginal dryness, continues to make good progress and recorded revenues of $44.8 million, an increase of 23% on the previous year.

Femhrt (R), acquired from Pfizer, Inc. in April 2003, is a combined estrogen-progestogen therapy indicated for patients with an intact uterus. This completes our portfolio of hormone therapy products and complements Femring (R) and eventually Femtrace (TM) tablets. Revenues for femhrt (R) since the acquisition in April 2003 were $22.6 million.

In dermatology, our pelletised formulation of doxycycline, Doryx (R), is the #1 branded oral tetracycline prescribed by US dermatologists for the treatment of acne. Revenues for this product, which is promoted by our Specialty salesforce, increased to $54.1 million in the year ended 30 September 2003 representing a 28% increase over the previous year. The introduction of a new 75 mg. dose in January 2002 has improved the flexibility in the prescribing of this product.

Dovonex (R) was added to our dermatology franchise in May 2003. In the early years of the co-promotion programme, we do not anticipate major revenues from this product. However the opportunity for eventual acquisition and access to Dovobet (R) provides an exciting opportunity to extend our dermatology franchise.

Research and Development

New products from internal development are a key element of our growth strategy and the continued strong performance of the business has enabled us to make significant increases in our investment in research and development. This year we invested $28.7 million in R&D, a 39.5% increase on the previous year.

Our R&D efforts are firmly focused on the development of proprietary products in women's healthcare and dermatology. During the year, we received final approval for Femring (R), our vaginal estrogen therapy, and an approvable letter for a new version of our Ovcon (R) oral contraceptive.

In women's healthcare, we have ongoing projects in contraception, estrogen therapy, hormone therapy, infection control and female sexual dysfunction. Our estradiol acetate tablet (Femtrace (TM)) has completed phase III studies and an NDA for the product was submitted to the FDA on October 14, 2003. Our metronidazole vaginal ring for the treatment of bacterial vaginosis is an early example of the use of vaginal ring technology in local infection control and is well into Phase III development with a target NDA submission date in the first half of 2004. Our testosterone vaginal ring remains in Phase II as we evaluate the developing regulatory position for the registration of products for the treatment of female sexual dysfunction.

In dermatology, our alliance with LEO Pharma A/S for the development and commercialisation of Dovobet (R) in the US adds a significant product to our pipeline. We are also progressing well with the development of a line extension to further broaden our Doryx (R) franchise in acne with an NDA submission to the FDA expected in early 2004.

Galen People

At the conclusion of our 2003 financial year Galen had 1,136 employees, including 444 based in the US. This represents an increase of 176 people over the previous year-end and particularly reflects the expansion of the Warner Chilcott salesforces during the year. Galen Holdings has consistently delivered financial performance in line with or in excess of expectation. This outstanding record would be impossible without the skills and dedication of all colleagues within the Galen organisation. We also recognise, with gratitude, our non-executive Directors and their unstinting commitment to our shareholders, as evidenced by the able discharge of their board duties, which have expanded considerably during the past two years.

Outlook

The Galen Holdings business model is now firmly transformed to that of a specialty pharmaceutical company with a clear geographic and therapeutic focus. This transformation has been effected without any disruption in the expected performance of the business, which is a great tribute to the strength and commitment of our management team. Our strategy for growth remains constant and comprises three elements:

* the continued growth of our pharmaceutical business;

* the internal development of new proprietary products;

* the acquisition and licensing of products that complement and strengthen our existing product range.

During the year we have made outstanding progress in all elements of the business as we continue to build position in our market. We have again achieved record sales and profit growth. This year's corporate activity has expanded our product portfolio with products complementary to our existing therapies and our investment in R&D was rewarded by our first major NDA approval in the United States. We believe our strategy is well set for the future and we approach our 2003/2004 financial year with much confidence.

Unaudited results for the year ended 30 September 2003

Consolidated profit and loss account (UK GAAP)
	Unaudited Quarter ended 30 September		Unaudited Year ended 30 Sept	Audited Year ended 30 Sept
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Turnover
Pharmaceutical products	138,670	61,035	432,262	235,221
Pharmaceutical services - discontinued operations	-	3,339	-	61,325
Total turnover	138,670	64,374	432,262	296,546
Cost of sales	20,869	19,020	77,152	89,983
Gross profit	117,801	45,354	355,110	206,563
Net operating expenses
Selling, general and administrative expenses	44,406	8,196	139,471	81,433
Research and development	7,890	5,394	28,685	20,565
Goodwill amortisation	5,913	5,142	23,479	23,255
Intangibles amortisation	14,056	5,274	38,530	17,197
Total net operating expenses	72,265	24,006	230,165	142,450
Operating profit
Before amortisation of goodwill and intangibles:
Pharmaceutical products	65,505	32,332	186,954	94,690
Pharmaceutical services - discontinued operations	-	(568)	-	9,875
Total before goodwill and intangibles amortisation	65,505	31,764	186,954	104,565
Goodwill amortisation	(5,913)	(5,142)	(23,479)	(23,255)
Intangibles amortisation	(14,056)	(5,274)	(38,530)	(17,197)
Total operating profit/(loss)
Pharmaceutical products	45,536	21,916	124,945	55,584
Pharmaceutical services - discontinued operations	-	(568)	-	8,529
	45,536	21,348	124,945	64,113
(Loss)/gain on sale of discontinued operations	-	(11,225)	-	104,984
Investment income	327	3,851	3,188	10,894
Profit on ordinary activities before interest	45,863	13,974	128,133	179,991
Interest payable and similar charges	4,584	3,865	11,752	30,592
Profit on ordinary activities before taxation	41,279	10,109	116,381	149,399
Tax on profit on ordinary activities	7,280	5,147	22,345	13,461
Profit on ordinary activities after taxation	33,999	4,962	94,036	135,938
Minority interests	-	-	-	46
Profit for the financial period	33,999	4,962	94,036	135,892
Dividends	7,330	5,718	10,804	8,353
Retained profit/(loss) for the financial period	26,669	(756)	83,232	127,539
Earnings per share (cents)	18.5	2.7	51.2	73.4
Diluted earnings per share (cents)	18.4	2.7	51.0	72.9
Adjusted earnings per share (cents)	29.6	15.9	85.2	47.8
Adjusted diluted earnings per share (cents)	29.3	15.9	84.8	47.5

Unaudited results for the year ended 30 September 2003

Consolidated balance sheet (UK GAAP)

	Unaudited 2003	Audited 2002
	$'000	$'000
Fixed assets
Intangible assets	1,455,586	756,672
Tangible assets	62,094	60,840
	1,517,680	817,512
Current assets
Stocks	32,808	26,902
Debtors	48,866	37,260
Cash at bank and in hand	89,073	313,012
	170,747	377,174
Creditors: amounts falling due within one year	226,027	75,866
Net current (liabilities)/assets	(55,280)	301,308
Total assets less current liabilities	1,462,400	1,118,820
Creditors: amounts falling due after more than one year	334,567	50,953
Provisions for liabilities and charges	-	3,410
Deferred income	5,931	6,189
Net assets	1,121,902	1,058,268

Capital and reserves
Called up share capital	29,644	29,578
Share premium account	383,219	382,749
Capital redemption reserve	323	323
Merger reserve	457,800	457,800
Profit and loss account	250,916	187,818
Equity shareholders' funds	1,121,902	1,058,268

Unaudited results for the year ended 30 September 2003

Consolidated cash flow statement (UK GAAP)

	Unaudited Quarter ended 30 September		Unaudited Year ended 30 Sept	Audited Year ended 30 Sept
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Net cash inflow from operating activities	70,698	28,060	207,822	93,354
Returns on investments and servicing of finance
Interest paid	(6,969)	(8,945)	(11,502)	(35,174)
Interest received	327	3,886	4,091	10,815
	(6,642)	(5,059)	(7,411)	(24,359)
Taxation
Corporation tax paid	(22,672)	(3,142)	(31,243)	(6,634)
Capital expenditure
Purchase of tangible fixed assets	(718)	(2,976)	(6,164)	(17,086)
Sales of tangible fixed assets	-	-	40	-
Purchase of intangible fixed assets	(1,586)	(831)	(669,229)	(43,694)
Government grant received	29	1,348	530	2,161
	(2,275)	(2,459)	(674,823)	(58,619)
Acquisitions and disposals
Sale of businesses (net of costs)	-	16,534	(324)	230,789
Acquisition costs and deferred consideration payments	-	(174)	-	(9,118)
	-	16,360	(324)	221,671
Equity dividends paid	(3,474)	(2,800)	(9,241)	(7,352)
Net cash flow before management of liquid resources and financing	35,635	30,960	(515,220)	218,061
Management of liquid resources
Decrease in short term deposits	13,900	83,286	215,400	27,523
Financing
Issue of ordinary share capital (net of expenses)	240	114	535	247
Purchase of own shares	-	(11,813)	-	(11,813)
Loan notes repaid	(2,925)	(13,364)	(2,925)	(112,623)
Loans (repaid)/received (net)	(51,518)	(106,239)	294,085	(132,126)
Principal repayment under hire purchase agreements	(139)	(114)	(414)	(549)
	(54,342)	(131,416)	291,281	(256,864)
Decrease in cash in the period	(4,807)	(17,170)	(8,539)	(11,280)

Unaudited results for the year ended 30 September 2003

Notes to results

  Basis of preparation

  The financial information set out in this announcement does not constitute the Company's statutory accounts for the years ended 30 September 2003 or 2002. The financial information for the year ended 30 September 2002 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts and their report was unqualified and did not contain a statement under either Article 245(2) or Article 245(3) of the Companies (Northern Ireland) Order 1986. The financial information for the year ended 30 September 2003 has been prepared using the same accounting policies as adopted in the Company's statutory accounts for the year ended 30 September 2002. The statutory accounts for the year ended 30 September 2003 will be finalised on the basis of the financial information presented by the directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

  Earnings per share

  Earnings per ordinary share is based on profit for the financial year of $94,036,000 (2002: $135,892,000) and on 183,574,057 ordinary shares (2002: 185,244,963) the weighted average number of ordinary shares in issue during the year, excluding those held in the employee share trust.

  Adjusted earnings per share reflects the results before the impact of exceptional items and amortisation of goodwill and intangibles and in the opinion of the directors provides a clearer understanding of the underlying trading performance of the group.

  Diluted earnings per share is calculated using an adjusted number of shares reflecting the number of dilutive shares under option.

  The weighted average numbers of shares used in the calculation of earnings per share are as follows:
	Quarter ended 30 September		Year ended 30 September
	2003 Number of shares	2002 Number of shares	2003 Number of shares	2002 Number of shares
Weighted average number of shares:
Basic	183,580,981	185,169,784	183,574,057	185,244,963
Diluted	185,186,185	185,712,518	184,504,240	186,330,634

Adjusted earnings per share	2003 cents	2002 cents	2003 cents	2002 cents
Statutory earnings per ordinary share	18.5	2.7	51.2	73.4
Adjustments (net of tax):
Loss/(gain) on sale of businesses	-	7.0	-	(54.5)
Goodwill and intangibles amortisation	10.9	5.6	33.8	21.8
Premium paid on notes redemption	0.2	0.6	0.2	7.1
Adjusted earnings per share - basic	29.6	15.9	85.2	47.8

  Reconciliation of operating profit to net cash inflow from operating activities

	Quarter ended 30 September		Year ended 30 September
	2003	2002	2003	2002
	$'000	$'000	$'000	$'000
Operating profit	45,536	21,348	124,945	64,113
Depreciation	2,289	1,610	6,791	8,769
Amortisation of intangibles	19,969	10,416	62,009	40,452
Capital grants release	(305)	(279)	(1,135)	(1,576)
Loss on sale of tangible fixed assets	144	-	240	-
(Increase)/decrease in stocks	(4,086)	3,225	(5,906)	(1,186)
Decrease/(increase) in debtors	23,966	(2,701)	(8,399)	(10,080)
(Decrease)/increase in creditors	(16,872)	(5,400)	29,897	89
Exchange difference	57	(159)	(620)	(7,227)
Net cash inflow from operating activities	70,698	28,060	207,822	93,354

  Final dividend

The final dividend will be paid on 26 February 2004 to shareholders on the register on 23 January 2004.

Summary of differences between UK and US Generally Accepted Accounting Principles ("GAAP")

  Profit for the financial year and shareholders' funds

The group financial statements are prepared in accordance with UK GAAP which differs in certain significant respects from US GAAP. The effect of the US GAAP adjustments to profit for the financial period and equity shareholders' funds are set out in the tables below:
	Year ended 30 September
	2003	2002
	$'000	$'000
	Unaudited
(a) Reconciliation of profit for the financial year to US GAAP
Profit for the financial period under UK GAAP	94,036	135,892
US GAAP adjustments:
Amortisation of goodwill	23,479	23,255
Impact of discounted contingent consideration	500	-
Amortisation of intangibles	(3,793)	(2,300)
Capitalisation of interest	(53)	(53)
Deferred taxation	(19,754)	(11,735)
Compensation expense	1,301	(322)
Deferred tax effect of US GAAP adjustments	439	439
US GAAP adjustments total	2,119	9,284
Profit for the financial period under US GAAP	96,155	145,176

	As at 30 September
	2003	2002
	$'000	$'000
	Unaudited
(b) Effect on equity shareholders' funds of differences between UK GAAP and US GAAP
Equity shareholders' funds under UK GAAP	1,121,902	1,058,268
US GAAP adjustments:
Acquisition accounting	(114,896)	(133,382)
Impact of discounted contingent consideration	1,700	-
Functional currency adjustment	21,906	-
Capitalisation of interest	2,501	2,554
Deferred taxation	(43,318)	(24,200)
Employee benefit trust	(11,459)	(11,153)
Share premium account	11,459	11,153
Dividends	7,330	5,767
US GAAP adjustments total	(124,777)	(149,261)
Equity shareholders' funds under US GAAP	997,125	909,007

Unaudited consolidated balance sheets (US GAAP)

(In thousands of US dollars)

	As at 30 September
	2003	2002
Assets
Current assets:
Cash and cash equivalents	89,073	313,012
Accounts receivable, net	38,042	32,869
Inventories	32,808	26,902
Deferred tax asset	-	7,718
Prepaid expense and other assets	6,808	4,397
	166,731	384,898
Property, plant and equipment, net	64,594	63,394
Intangible assets, net	1,114,106	381,731
Goodwill	224,934	242,208
Total assets	1,570,365	1,072,231
Liabilities
Current liabilities:
Accounts payable	19,592	14,007
Accrued and other liabilities	75,848	44,053
Current instalments of long-term debt	103,088	616
Current instalments of obligation under capital leases	233	392
Income taxes	17,442	11,052
Total current liabilities	216,203	70,120
Other liabilities:
Long-term debt, excluding current instalments	239,065	50,729
Long-term obligations under capital leases, excluding current instalments	3	224
Deferred income taxes	112,038	35,962
Other non-current liabilities	5,931	6,189
Total liabilities	573,240	163,224
Shareholders' equity
Ordinary shares, par value (pounds sterling) 0.10 per share; 250,000,000 (September 30, 2002; 250,000,000) shares authorised 188,209,895 shares issued and outstanding at September 30, 2003 and 187,805,263 issued and outstanding at September 30, 2002	30,046	29,981
Additional paid in capital	676,841	677,475
Retained earnings	266,242	179,328
Treasury stock	(11,473)	(11,473)
Accumulated other comprehensive gains	35,469	33,696
Total shareholders' equity	997,125	909,007
Total liabilities and shareholders' equity	1,570,365	1,072,231

Unaudited consolidated statement of operations (US GAAP)

(In thousands of US dollars, except per share data)
	Quarter ended September 30		Year ended September 30
	2003	2002	2003	2002
Revenues
Product revenue	138,670	61,035	432,262	235,221
Operating expenses
Cost of sales (excluding depreciation shown separately below)	19,638	15,814	72,656	51,550
Selling, general and administrative	41,806	6,635	135,875	64,530
Research and development	7,890	5,374	28,685	19,783
Depreciation	2,302	1,401	6,844	5,323
Amortisation	14,612	5,517	42,323	19,497
Total operating expenses	86,248	34,741	286,383	160,683
Operating income	52,422	26,294	145,879	74,538
Other income (expense)
Interest income	326	3,850	3,188	10,816
Interest expense	(4,083)	(3,825)	(11,252)	(29,652)
Total other income (expense)	(3,757)	25	(8,064)	(18,836)
Income before taxes	48,665	26,319	137,815	55,702
Provision for income taxes	18,030	10,756	41,660	18,654
Income from continuing operations	30,635	15,563	96,155	37,048
Discontinued operations:
Earnings from discontinued operations (net of tax charge of $2,213)	-	(218)	-	7,037
(Loss)/gain on disposal of discontinued operations (net of tax charge of $3,893)	-	(12,956)	-	101,091
Net income	30,635	2,389	96,155	145,176
Basic and diluted net income per ordinary share:
- continuing operations	0.17	0.08	0.52	0.20
- earnings and gain on discontinued operations	-	(0.07)	-	0.58
Basic and diluted net income per ordinary share	0.17	0.01	0.52	0.78
Basic net income per ADS equivalent:
- continuing operations	0.67	0.34	2.10	0.80
- earnings and gain on discontinued operations	-	(0.29)	-	2.33
Basic net income per ADS equivalent	0.67	0.05	2.10	3.13
Diluted net income per ADS equivalent:
- continuing operations	0.66	0.33	2.09	0.80
- earnings and gain from discontinued operations	-	(0.28)	-	2.32
Diluted net income per ADS equivalent	0.66	0.05	2.09	3.12

Weighted average ordinary shares outstanding
Basic	183,580,981	185,169,784	183,574,057	185,244,963
Diluted	185,186,185	185,712,518	184,504,240	186,330,634
Weighted average ADS equivalents outstanding
Basic	45,895,245	46,292,446	45,893,514	46,311,241
Diluted	46,296,546	46,428,130	46,126,060	46,582,659

Unaudited consolidated statements of cash flows (US GAAP)

(In thousands of US dollars)
	Quarter ended September 30		Year ended September 30
	2003	2002	2003	2002
Cash flows from operating activities
Net income	30,635	2,389	96,155	145,176
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	2,302	1,563	6,844	8,751
Amortisation of intangibles	14,612	5,517	42,323	19,497
Loss/(profit) on sale of businesses	-	11,226	-	(104,984)
Loss on sale of assets	144	-	240	-
Amortisation of government grants	(305)	(247)	(1,135)	(1,576)
Loan notes premium adjustment	(122)	(744)	(265)	(3,723)
Stock compensation expense	(1,542)	81	(1,301)	323
Minority interest	-		-	47
Changes in assets and liabilities:
Decrease/(increase) in accounts receivable, prepaid expense and other assets	23,877	733	(7,584)	(12,859)
(Increase)/decrease in inventories	(4,086)	2,343	(5,906)	(3,005)
(Decrease)/increase in accounts payable, accrued liabilities and other liabilities	(19,640)	(8,786)	29,851	4,535
Income taxes	(4,515)	11,831	10,528	19,357
Foreign exchange (loss)/gain	18	(2,862)	(673)	1,839
Net cash provided by operating activities	41,378	23,044	169,077	73,378
Cash flows from investing activities
Purchase of tangible fixed assets	(718)	(2,856)	(6,164)	(17,301)
Purchase of intangible fixed assets	(1,586)	-	(669,229)	(42,037)
Proceeds from sale of tangible fixed assets	-	-	40	-
Proceeds from sale of businesses	-	12,448	-	228,574
Deferred consideration and acquisition costs	-	-	(324)	(8,772)
Net cash (used in) provided by investing activities	(2,304)	9,592	(675,677)	160,464
Cash flows from financing activities Loan notes repaid	(2,925)	(12,200)	(2,925)	(111,300)
Long term debt (repaid)/obtained	(51,518)	(111,781)	294,085	(138,010)
Payments under capital leases	(139)	(112)	(414)	(557)
Proceeds from share capital issue (net of expenses)	240	24	535	156
Purchase of own shares	-	(12,478)	-	(12,478)
Cash dividends paid	(3,474)	(2,887)	(9,241)	(7,352)
Government grants received	29	1,409	530	2,241
Net cash (used in) provided by financing activities	(57,787)	(138,025)	282,570	(267,300)
Net decrease in cash and cash equivalents	(18,713)	(105,389)	(224,030)	(33,458)
Cash and cash equivalents, beginning of period	107,779	410,367	313,012	326,076
Foreign exchange adjustment on cash and cash equivalents	7	8,034	91	20,394
Cash and cash equivalents, end of period	89,073	313,012	89,073	313,012